UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

A PUBLICLY TRADED COMPANY WITH AUTHORIZED CAPITAL

CNPJ No. 06.057.223/0001- 71

NIRE No. 33.3.002.7290-9

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 22, 2022

1. DATE, TIME AND VENUE: on August 22, 2022, at 01:30 p.m. at the headquarter of Sendas Distribuidora S.A. (“Company”), at Avenida Ayrton Senna, No. 6,000, Lot 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2. BOARD: Chairman: Mr. Jean Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio.

3. CALL NOTICE AND ATTENDANCE: The call notice was waived due to the presence of all members of the Company’s Board of Directors attended the meeting: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

4.       AGENDA: Resolving on (i) the approval of the terms and conditions related to as well as the sixth (6th) issuance of unsecured simple debentures not convertible into shares in up to three (3) series, which shall be the first (1st), second (2nd) and third (3rd) series of the Company, in the total amount of six hundred million reais (R$600,000,000.00) (“Issuance”, “First Series Debentures”, “Second Series Debentures” and “Third Series Debentures”). The First Series Debentures, Second Series Debentures and Third Series Debentures shall be jointly referred to as “Debentures”. The purpose of the issuance is the private placement pursuant to the terms of the article 59, paragraph 1 of the Law No. 6404 of December 15, 1976, as amended (“Brazilian Corporation Law”) and the other legal and regulatory provisions applicable, pursuant to the terms of the "Private Instrument of Indenture of the Sixth (6th) Issuance of Unsecured Simple Debentures not Convertible into Shares in up to Three (3) Series of Sendas Distribuidora S.A. for Private Placement" to be executed between the Company and True Securitization Company S.A., acting as a debenture holder (respectively, “Indenture” and “Securitization Company”);

(ii) authorizing the Company to take part, as debtor of the real estate credit arising from the Debentures, in a public distribution operation with restricted placement, of real estate receivable certificates of the 1st (first), 2nd (second) and 3rd (third) series of the 72nd (seventy-second) issuance of the Securitization Company (“Real Estate Credits” and “CRI”, respectively), according to the Securities and Exchange Commission (“CVM”) Instruction No. 476, of January 16, 2009, as amended (“CVM Instruction 476”) and CVM Resolution No. 60, of December 23, as amended (“CVM Resolution 60”), in the total amount of six hundred million reais (R$600,000,000.00) (“Restricted Offering”);

(iii) the execution, by the Company, of any and all instruments necessary to carry out the Issuance, assume the obligations arising from the Debentures and implement the Restricted Offering;

(iv) authorizing the Board of Executive Officers and other legal representatives of the Company to perform all acts and take all necessary actions for the formalization of the Issuance, including, but not limited to, the signature of the Indenture, of the Restricted Offering distribution agreement, and all other documents related to the Issuance, as well as any amendments to said instruments, as well as the ratification of all acts and measures taken in this regard; and

(v) authorizing the Company’s Board of Executive Officers to retain and pay the service providers necessary for the Issuance of the Debentures and the Restricted Offering, and to negotiate, sign the respective contracts and set their respective fees.

5. RESOLUTION: The Board of Directors’ members analyzed the Agenda and resolved, by unanimous decision, without any exception to:

(i)	Authorize the Issuance by the Company, with the following main characteristics, which will be detailed and regulated within the scope of the Indenture, as well as the execution of the Indenture, of other documents of the Issuance and any amendments to such documents, by the directors of Company and/or attorneys appointed pursuant to article 17, item (h) of its Bylaws, regardless of additional approval in this regard at the General Meeting.

(a)	Binding to the issuance of the CRI. The Debentures will back the issuance of up to three (3) real estate credit certificates by the Securitization Company, which shall represent the Real Estate Credits consolidated by the Debentures (“CCI”) and bound to the CRIs by means of the "Securitization Term of Real Estate Credits of the 1st, 2nd and 3rd Series of the 72nd Issuance of Real Estate Receivable Certificates of True Securitization Company S.A., Backed by the Real Estate Credits owed by Sendas Distribuidora S.A." (“Securitization Term”);

(b)	Total Amount of the Issuance: the total amount of the Issuance shall be six hundred and fifty million reais (R$600,000,000.00) on Issuance Date (as defined below) (“Total Amount of the Issuance”);

(c)	Issuance Date: for all legal purposes and effects, the issuance date of the Debentures shall be defined in the Indenture (“Issuance Date”);

(d)	Number of Issuance: The Issuance shall be the Company's sixth (6th) issuance of Debentures.

(e)	Unit Par Value: the unit par value of Debentures, on Issuance Date, shall be one thousand Reais (R$1,000.00) (“Unit Par Value”);

(f)	Series: Issuance of up to three (03) series;

(g)	Number of Debentures: six hundred thousand (600.000) Debentures will be issued;

(h)	Guarantees: the Debentures will not be secured by guarantees;

(i)	Effectiveness and Maturity Date: the term of the validity of the First Series Debentures and its maturity date shall be defined in the Indenture (“Maturity Date of the First Series Debentures”); (ii) the term of validity of the Second Series Debentures and its maturity date shall be defined in the Indenture (“Maturity Date of the Second Series Debentures”); and (iii) the term of validity of the Third Series Debentures and its maturity date shall be defined in the Indenture (“Maturity Date of the Third Series Debentures”. Whenever the Maturity Date of the First Series Debentures, Maturity Date of Second Series Debentures and Maturity Date of the Third Series Debentures are mentioned together, they shall be jointly referred herein as "Maturity Date"). The Maturity Date is unenforceable in the event of Optional Early Redemption for all the Debentures, Early Redemption Offer with the consequent cancellation of all the Debentures and in the Events of Early Maturity (as defined below);

(j)	Conversion, Form and Debentures Ownership Confirmation: Debentures will be issued in registered and book-entry form, without the issuance of certificates or safeguards and will not be convertible into shares issued by the Company. Certificates representing the Debentures will not be issued, pursuant to article 63, paragraph 2, of the Brazilian Corporation Law. For all legal purposes and effects, ownership of the Debentures will be evidenced by the Securitization Company’s registration in the Company’s nominative debentures registry book (“Nominative Debentures Registration Book”), pursuant to articles 31 and 63 of the Brazilian Corporation Law;

(k)	Kind: the Debentures will be non-privileged, that is, without any guarantee or preference in relation to the Company’s assets, pursuant to article 58, caput, of the Brazilian Corporation Law;

(l)	Use of Proceeds: the net proceeds from this Issuance will be used entirely and exclusively by the Company to reimburse expenses and expenditures incurred by the Company related to the expansion and/or maintenance of certain properties, to be specified in the Indenture, incurred within 24 (twenty-four) months prior to the date of communication of the closing of the Restricted Offering (“Reimbursement” and “Reimbursement Enterprise”, respectively) in the total volume of six hundred million reais(R$600,000,000.00) (“Use of Procedures”);

(m)	Monetary Restatement: The Unit Par Value of the First Series Debentures and the Unit Par Value of the Second Series Debentures shall not be monetarily restated. The Unit Par Value of the Third Series Debentures or the balance of the Unit Par Value of the Third Series Debentures shall be monetarily restated every month according to the accumulated variation of the National Wide Consumer Price Index ("IPCA") calculated and disclosed every month by the Brazilian Geography and Statistics Institute ("IBGE"), from the Payment Date to the date of the effective payment (“Monetary Restatement of the Third Series Debentures”), with the result being automatically incorporated to the Unit Par Value of the Third Series Debentures or the balance of the Unit Par Value of the Third Series Debentures ("Restated Unit Par Value of the Third Series Debentures"), calculated pro rata temporis per Business Days according to the formula provided in the Indenture;

(n)	Compensation of Debentures:

(i) Debentures of First Series, from the first Payment Date, the Debentures will be entitled to a compensation corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of DI – Interbank Deposits of one day, “over extra group”, expressed as a percentage per year, based on 252 (two hundred and fifty-two) Business Days (“DI Rate”), calculated and published daily by B3 SA – Brasil, Bolsa, Balcão (“B3”), in the daily newsletter available at its website (http://www.b3.com.br), exponentially increased by a spread of 0.60% (sixty point zero percent) per year, based on 252 (two hundred and fifty-two) Business Days, levied on the Unit Par Value or on the Unit Par Value of Debentures of First Series balance, as the case may be, and paid at the end of each Capitalization Period, as defined below (“Compensation”). Compensation will be calculated exponentially and cumulatively, pro rata temporis, for consecutive Business Days, from the first Payment Date or the immediately preceding Compensation Payment Date (as defined below), as the case may be, until the date of its effective payment, which must occur at the end of each Debenture Capitalization Period. The Compensation of the First Series Debentures shall be paid as of the Issuance Date, always in March and September of each year, on the dates defined in the Indenture, with the first payment on the date defined in the Indenture and the last shall be paid on the Maturity Date of the First Series Debentures (“Payment Dates of the Compensation of First Series”), according to the Indenture schedule;

(ii) Debentures of Second Series, from the first Payment Date of the Second Series Debentures, the Second Series Debentures will be entitled to a compensation corresponding to the accumulated variation of 100% (one hundred percent) of the DI Rate plus spread equivalent to zero point seventy per cent (0.70%) per year, based on 252 (two hundred and fifty-two) Business Days, levied on the Unit Par Value of the Second Series Debentures or on the Unit Par Value of Debentures of Second Series balance, as the case may be, and paid at the end of each Capitalization Period (“Compensation of the Second Series Debentures”). Compensation will be calculated exponentially and cumulatively, pro rata temporis, for consecutive Business Days, from the first Payment Date or the immediately preceding Compensation Payment Date (as defined below), as the case may be, until the date of its effective payment, which must occur at the end of each Debenture Capitalization Period. Compensation of Second Series Debentures will be calculated exponentially and cumulatively, pro rata temporis, for consecutive Business Days, from the first Payment Date or the immediately preceding Compensation Payment Date (as defined below), as the case may be, until the date of its effective payment, which must occur at the end of each Debenture Capitalization Period. The Compensation of Second Series Debentures will be paid every semester as of the Issuance Date, always in March and September of each year, on the dates defined in the Indenture, with the first payment on the date defined in the Indenture and the last shall be paid on the Maturity Date of the Second Series Debentures (“Payment Dates of the Compensation of Second Series Debentures”), according to the Indenture schedule;

(iii) over the Restated Unit Par Value of the Third Series Debentures shall incur compensatory interests to be determined by the Bookbuilding Procedure, which in every case shall be highest rate between: (I) the percentage corresponding to the internal rate of return from the IPCA+ Treasury Bond with Semester Interests (new name to the Treasury Bond, Series B - NTN-B), due to August 15, 2028 ("IPCA+/2028 Rate"), to be checked on the Business Day before the date the Bookbuilding Procedure is performed, according to the rates disclosed by ANBIMA on its website (http://www.anbima.com.br), plus a spread of zero point seventy per cent (0.70%) per year; or (ii) six point seventy per cent (6.70%) per year. The Compensation of Third Series Debentures shall be based on 252 (two hundred and fifty-two) Business Days, exponentially and cumulatively calculated pro rata temporis per Business Days elapsed, levied on the Restated Unit Par Value of the Third Series Debentures since the First Payment Date of the Debentures or the immediately preceding Compensation Payment Date of the Third Series Debentures, as the case may be, paid at the end of each Capitalization Period of Third Series Debentures or the date of effective payment of the Debentures resulting from the Early Redemption Offer, on the date of any Optional Total Early Redemption or even the payment date for an early maturity for reason of the Events of Early Maturity described in the Indenture, whatever occurs first ("Compensation of Third Series Debentures" and jointly with the Compensation of First Series Debentures and the Compensation of Second Series Debentures, the "Compensation"). The Compensation of Third Series Debentures shall be paid every semester as of the Issuance Date, always on March and September, on the dates defined in the Indenture, with the first payment on the date defined in the Indenture, while the last shall be paid on the Maturity Date of the Third Series Debentures (“Payment Dates of the Compensation of Third Series Debentures”), according to the Indenture schedule;

(o)	Capitalization Period: for purposes of calculation of the Compensations, the “Capitalization Period” means the period that begins on the respective “Payment Date” (including), in relation to the first Capitalization Period, or on the respective immediately previous Compensation Payment Date (including), in relation to the other Capitalization Periods, and that ends on the date of the next Compensation Payment Date, as the case, of the respective period (excluding). Each Capitalization Period succeeds the previous one without interruption, until the Maturity Date.

(p)	Repayment of Unit Par Value:

(i) the Unit Par Value of the First Series Debentures or the balance of the Unit Par Value of the First Series Debentures, as the case may be, will be amortized in a single installment, on the Maturity Date of the First Series Debentures, except in the cases of Optional Early Redemption, redemption as a result of an Early Redemption Offer, Optional Extraordinary Repayment and redemption due to the declaration of early maturity of the Debentures;

(ii) the Unit Par Value of the Second Series Debentures or the balance of the Unit Par Value of the Second Series Debentures, as the case may be, will be amortized in a single installment, on the Maturity Date of the Second Series Debentures, except in the cases of Optional Early Redemption, redemption as a result an Early Redemption Offer, Optional Extraordinary Repayment and redemption due to the declaration of early maturity of the Debentures;

(iii) the Updated Unit Par Value of the Third Series Debentures or the balance of the Updated Unit Par Value of the Third Series Debentures will be amortized in two (2) installments, according to the schedule established in the Indenture, except in for the events of Optional Early Redemption, Early Redemption Offer, Optional Extraordinary Repayment and redemption due to the declaration of early maturity of the Debentures;

(q)	Placement and Distribution Plan: the Debentures will be the object of a private placement, without intermediation by institutions that are part of the securities distribution system and/or any sales effort to investors and will not be registered for distribution and trading on a stock exchange or unorganized over-the-counter market;

(r)	Subscription and Payment: the Debentures will be subscribed by the Securitization Company on a single date, through the signature of a subscription bulletin (“Subscription Bulletin”), as well as the registration on its behalf in the Nominative Debentures Registration Book. The Debentures will be paid in cash and in national currency, on each of the CRI payment dates, if there is more than one, in the terms and conditions of the Securitization Term. The payment price of the Debentures will correspond to (i) the Unit Par Value of the First Series Debenture; or (ii) Unit Par Value of the Second Series Debenture; or (iii) Updated Unit Par Value of the Third Series Debentures, as the case may be. If the Debentures are paid in on more than one date, the price of the Debentures paid in after the first Payment Date will be equivalent to the Unit Par Value or Updated Unit Par Value, as applicable, plus the respective Compensation calculated pro rata temporis, from the first Payment Date to the date of the effective payment of the Debentures (exclusively) (“Payment Price”). The Debentures can be paid with goodwill or negative goodwill, to be defined by the financial institutions responsible for the coordination of the Restricted Offering, when appropriate, at the time of subscription of the Debentures, pursuant to the Indenture, as long as the goodwill or negative goodwill, as the case may be, are the same for the Debentures of each series subscribed on the same date;

(s)	Early Maturity: subject to the provisions of the Indenture, the Securitization Company shall declare the early maturity of the obligations arising from the Debentures upon the confirmation of the occurrence of certain events, as provided for in the Indenture, and demand the immediate payment, by the Company, of the Unit Par Value of the First Series Debentures, balance of the Unit Par Value of the First Series Debentures, the Unit Par Value of the Second Series Debentures, or the balance of the Unit Par Value of the Second Series Debentures, the Updated Unit Par Value of the Third Series Debentures or the balance of the Updated Unit Par Value of the Third Series Debentures, as the case may be, increased by the respective Compensation, calculated on a pro rata temporis basis, from the respective first Payment Date, or the respective Compensation Payment Date immediately preceding it, until the date of its actual payment, under the terms and deadlines established in the Indenture (“Events of Early Maturity”);

(t)	Optional Early Redemption:

(i) the Company, from the date to be defined in the Indenture, may redeem, at any time, the entirety of the First Series Debentures, in accordance with the procedure set forth in the Securitization Term (“Optional Early Redemption of the First Series”). In the event of Optional Early Redemption of First Series, the payment of the respective Unit Par Value or the balance of the Unit Par Value, however the case may be, plus the respective Compensation, calculated pro rata temporis from the respective first Payment Date or the respective last Compensation Payment Date, however the case may be, through the date of the effective Optional Early Redemption, plus the Optional Early Redemption Premium of First Series, as set forth in the Indenture, including interest and fines in arrears, if any. As set forth in the Indenture, “Optional Early Redemption Premium of First Series” is considered to be a premium equivalent to thirty-five hundredth percent (0.35%) per year, pro rata temporis, base two hundred and fifty-two (252) Business Days, levied on the Unit Par Value or on the balance of the Unit Par Value, as the case may be, increased by the respective Compensation due, calculated pro rata temporis from the first Payment Date of the respective series or the respective last Compensation Payment Date, as the case may be, until the date of the actual Optional Early Redemption, multiplied by the remaining term, considering the number of Business Days to elapse between the date of the Optional Early Redemption of the First Series and the respective Maturity Date of the First Series Debentures, according to the formula described in the Indenture;

(ii) the Company, from the date to be defined in the Indenture, may redeem, at any time, the entirety of the Second Series Debentures in accordance with the procedure set forth in the Securitization Term (“Optional Early Redemption of Second Series”). In the event of Optional Early Redemption of Second Series, the payment of the respective Unit Par Value or the balance of the Unit Par Value, however the case may be, plus the respective Compensation, calculated proportionally from the respective first Payment Date or the respective last Compensation Payment Date, however the case may be, through the date of the effective Optional Early Redemption of Second Serie, plus the Optional Early Redemption Premium of Second Serie, as set forth in the Indenture, including interest and fines in arrears, if any. As set forth in the Indenture, “Optional Early Redemption Premium of Second Series” is considered to be a premium equivalent to thirty-five hundredth percent (0.35%) per year, pro rata temporis, base two hundred and fifty-two (252) Business Days, levied on the Unit Par Value or on the balance of the Unit Par Value of the Second Series Debentures, as the case may be, increased by the respective due Compensation of the Second Series Debentures , calculated pro rata temporis from the first Payment Date of the Second Serie or the respective last Compensation Payment Date of the Second Serie, as the case may be, until the date of the actual Optional Early Redemption of the Second Serie, multiplied by the remaining term, considering the number of Business Days to elapse between the date of the Optional Early Redemption and the respective Maturity Date of the Second Series Debentures, according to the formula described in the Indenture;

(iii) the Company, from the date to be defined in the Indenture,, may redeem, at any time, the entirety of the Third Series Debentures, in accordance with the procedure set forth in the Securitization Term (“Optional Early Redemption of Third Series”). In the event of Optional Early Redemption, the payment equivalent to the amount indicated in item (I) or in item (II) below, of the two (2), whichever is greater (“Face Value of the Early Redemption of Third Series Debentures”): (a) Updated Unit Par Value of Third Series Debentures, increased by (1) the Compensation of the Third Series Debentures, calculated pro rata temporis from the first Payment Date or the Compensation Payment Date of the Third Series Debentures immediately preceding (inclusive), as the case may be, until the date of the actual Optional Early Redemption of the Third Series (exclusive); (2) the Late Payment Charges, if any; and (3) any monetary obligations referring to the Debentures to be redeemed; or (b) present value of the remaining installments of the repayment payment of the Updated Unit Par Value of the Third Series Debentures and the Compensation of the Third Series Debentures, using the as discount rate the internal rate of return of the Treasury IPCA+ public security with semiannual interest (NTN) -B), with duration closer to the Remaining Duration of the Third Series Debentures, on the date of Optional Early Redemption of the Third Series, using the indicative quotation published by ANBIMA on its page on the world wide web (http://www.anbima.com.br) calculated on the second Business Day immediately prior to the date of Optional Early Redemption of the Third Series, minus the premium corresponding to thirty-five hundredths percent (0.35%) per year, calculated according to the formula described in the Indenture; increased by (1) the Late Payment Charges, if any; and (2) any pecuniary obligations relating to the Debentures to be redeemed;

(u)	Early Redemption Offer: the Company may, at its sole discretion, at any time from the Issuance Date, make an early redemption offer for all of the First Series Debentures, Second Series Debentures and Third Series Debentures, jointly or individually (“Early Redemption Offer”), and the Early Redemption Offer proposed by the Company must be addressed to the Securitization Company, with a copy to the CRI’s fiduciary agent. The Company will carry out any Early Redemption Offering by sending a communication addressed to the Securitization Company, with a copy to the CRI’s fiduciary agent (“Early Redemption Offering Notice”), which shall describe the terms and conditions of the Early Redemption Offering, including (i) effective date for the redemption object of the Early Redemption Offering, which will coincide with the payment of the Amount of Early Redemption Offering (as defined below); (ii) mention that the Amount of Early Redemption Offering will be calculated as per the Indenture; (iii) the portion of the Early Redemption Offering Value (as defined below) to which it corresponds to any early redemption award to be offered by the Company, if any, which cannot be negative; (iv) the form and deadline for the manifestation to the Company of Debenture holders who choose to adhere to the Early Redemption Offering; and (v) any further information necessary for the operation of the Early Redemption Offering.

On the occasion of the Early Redemption Offering of the Early Redemption Offering, the Securitization Company will be entitled to payment of the Unit Par Value or the balance of the Unit Par Value, as the case may be, plus: (i) the Compensation, calculated pro rata temporis, from the respective first Payment Date or the immediately preceding Compensation Payment Date, as the case may be, until the redemption date object of the Early Redemption Offering, as well as, if applicable, (ii) a redemption premium, which, if any, cannot be negative, and (iii) if applicable, any late payment charges due and not paid, until the date of said redemption (“Amount of Early Redemption Offering”).

(v)	Optional Early Redemption by Tax Event: The Company may, at any time, in the event that it is required to carry out a withholding, a deduction or a payment referring to the addition of taxes under the terms of the Indenture, carry out the optional early redemption of the totality of the Debentures (partial redemption being prohibited), with the consequent cancellation of such Debentures, by sending a direct communication to the Securitization Company, with a copy to the Fiduciary agent of the CRI, at least 5 (five) Business Days prior to the redemption date, perform the total early redemption of the Debentures (“Optional Early Redemption by Tax Event”).

In the case of Optional Early Redemption by Tax Event, the amount to be paid by the Company relative to each of the Debentures will be equivalent to the Unit Par Value of the Debentures, added with: (a) the Compensation of the Debentures, calculated, pro rata temporis, from the first Payment Date of the Debentures or the Compensation Payment Date of the Debentures immediately preceding, as the case may be, until the effective redemption date (exclusive); (b) Arrears Charges (as defined below), if any; and (c) any pecuniary obligations and other accruals relating to the Debentures.

(w)	Optional Acquisition: the optional early acquisition of the Debentures by the Company will be prohibited;

(x)	Renewal: the Debentures are not subject to scheduled renewal;

(y)	Charges in Arrears: in the event of failure in the payment, by the Company, of any amount payable to the Securitization Company, the overdue debts not paid by the Company, shall be, from the default date to the effective payment date, subject to, regardless of request, communication or judicial or extrajudicial request, in addition to the respective Compensation: (i) traditional fine, not subject to reduction and non-compensatory, of two percent (2%); and (ii) interest in arrears, at the rate of one percent (1%) per month, both levied on the overdue amounts, except if the default has taken place by virtue of any operational issue caused by third-parties and provided that such issue has been resolved within one (1) Business Day after the default date;

(z)	Payment Place: payments to which the Debentures are entitled will be made by the Company in the account held by the Securitization Company, as stated in the Indenture;

(aa)	Extension of Time Limits: the deadlines referring to the payment of any obligation established in the Indenture until the first subsequent Business Day will be considered automatically extended if the maturity coincides with a day in which there is no banking business in the City of São Paulo, State of São Paulo, without any addition to the amounts payable; and

(bb)	Other Characteristics of the Issuance: all other terms and conditions of the Issuance, of the Debentures and of the CRI shall be defined in the Indenture and in the Securitization Term.

(ii)	Authorize the Company to take part in the Restricted Offering, as debtor of the real estate credit arising from the Debentures, which will be the backing of the CCI linked to the issuance of the CRI;

(iii)	Enter into any and all instruments necessary to carry out the Issuance, as well as assume the obligations arising from the Debentures and implement the Restricted Offering;

(iv)	Authorize the Board of Executive Officers and other legal representatives of the Company to perform all acts and adopt all necessary measures for the formalization of the Issuance, including, but not limited to, the signature of the Indenture and all others documents related to the Issuance and the Restricted Offering, as the case may be, as well as any amendments to said instruments, as well as ratifying all acts and measures taken in this regard; and

(v)	Authorize the Board of Executive Officers and other legal representatives of the Company to retain the service providers necessary for the Issuance and the Restricted Offering, including but not limited to the financial institutions responsible for the coordination of the Restricted Offering, being able to negotiate, sign the respective contracts and set their respective fees.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees. Rio de Janeiro, August 22, 2022. Chairman: Mr. Jean Charles Henri Naouri; Secretary: Sra. Aline Pacheco Pelucio. Attending members of the Board of Directors: Mr. Jean-Charles Henri Naouri, Mr. Ronaldo Iabrudi dos Santos Pereira, Mrs. Josseline Marie-José Bernadette de Clausade, Mr. David Julien Emeric Lubek, Mr. Philippe Alarcon, Mr. Christophe José Hidalgo, Mr. Luiz Nelson Guedes de Carvalho, Mr. José Flávio Ferreira Ramos and Mr. Geraldo Luciano Mattos Júnior.

I hereby certify, for the legal purposes, that the present document has been drafted in its own books, under the terms of paragraph 3, article 130 of Law No. 6,404/76, as amended.

__________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.